

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 7, 2009

Mr. Mark A. Maki
Vice President – Finance
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

   Re: **Enbridge Energy Partners, L.P.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 19, 2009
      Response Letter dated April 28, 2009
      File No. 1-10934

Dear Mr. Maki:

   We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note your response to prior comment one. Please confirm that you will include the structure chart you provided staff in future filings.

Compensation Discussion and Analysis, page 105

2. We note your response to prior comment 2. Because the compensation policies of Enbridge, Inc. are material to an understanding of the compensation of your NEOs, please provide full 402(b) disclosure. See Item 402(b)(1) and Instructions 1 and 2 to Item 402(b).

3. Please provide a clearer and more comprehensive explanation of the process of and relationship between budgeting and reimbursement for the services provided by your executives, particularly with regard to the flow of payments from entity to entity.

4. We note your response to prior comment 4, specifically that EEM's board does not evaluate the reasonableness of the various elements of executive compensation paid to your NEOs. In contrast, we note your statement on page 105 that EEM's board has "responsibility for evaluating and determining the reasonableness of the total amount we are charged for managerial, administrative and operational support, including compensation of the NEOs." Such disclosure seems to suggest that, while EEM's board may not review the reasonableness of the various elements of executive compensation, EEM's board does evaluate the reasonableness of total compensation paid to your NEOs as a subset of the determination of the reasonableness of the overall budget. If this is correct, please provide further explanation of how EEM's and EECI's boards evaluate the reasonableness of compensation that ENB awards to your NEOs and for which you provide full reimbursement. If this is incorrect, please explain how EEM's and EECI's boards are able to evaluate the overall reasonableness of the total budgeted costs without looking to the specific elements that comprise the total figure.

5. Please include a discussion explaining why there is no true-up process to reconcile beginning-of-year budget estimates, used to calculate the budgeted allocation rate, to end-of-year performance results and compensation awards.

6. For each NEO, state what percentage of their time is actually spent working on partnership matters, as well as the corresponding compensation they earn for that work, as opposed to referencing only the budgeted allocation rate. In addition, state, if true, that the partnership may be paying for more or less of the NEOs' time than they actually devote to the partnership.

Index of Exhibits, page 129

7. We note your response to prior comment 7 and direct your attention to Item 601(b)(10)(iii)(a), which states, "Any . . . compensatory plan . . . in which any . . . named executive officers . . . participates shall be deemed material and shall be filed." Your named executive officers participate in these compensatory plans, and therefore, it appears they must be filed.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, John Madison at (202) 551-3296 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director